Filed by Digital World Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as Amended

Subject Company: Digital World Acquisition Corp.

Commission File No. 001-40779

Fox News – Trump will not return to Twitter even as Elon Musk purchases platform, will begin using his own TRUTH Social

Trump said a Musk Twitter takeover would be a positive development, but he will stay with his own platform

https://www.foxnews.com/politics/trump-will-not-return-to-twitter-even-if-elon-musk-purchases-platform-will-begin-using-his-truth-social

April 25, 2022

By Brooke Singman | Fox News

EXCLUSIVE: Former President Trump will not return to Twitter, even as Elon Musk purchases the social media company and reinstates his account, instead using his own TRUTH Social as the sole platform for his voice.

Twitter, on Monday afternoon, announced it agreed to be acquired by Musk for $44 billion.

The former president told Fox News Monday that he will formally join his own TRUTH Social over the next seven days, as planned.

MUSK, TWITTER IN TALKS TO REACH DEAL

“I am not going on Twitter, I am going to stay on TRUTH,” Trump told Fox News. “I hope Elon buys Twitter because he’ll make improvements to it and he is a good man, but I am going to be staying on TRUTH.”

Trump told Fox News he will begin “TRUTHing” over the next week.

The Trump Media & Technology Group social media platform, TRUTH Social, formally launched last month and has been up and running under its brand-new cloud services for four days, after having beta-tested since February. Former Rep. Devin Nunes, R-Calif., is the company’s CEO.

“We’re taking in millions of people, and what we’re finding is that the response on TRUTH is much better than being on Twitter,” Trump said. “Twitter has bots and fake accounts, and we are doing everything we can.”

He added: “The bottom line is, no, I am not going back to Twitter.”

Trump was permanently suspended from Twitter, Facebook, Instagram, and Snapchat following the Jan. 6, 2021 Capitol riot. Twitter deemed a number of his tweets connected to the violent protests as inflammatory and warned of “the risk of further incitement of violence.”

TRUMP’S TRUTH SOCIAL DEVELOPING CONTENT MODERATION PRACTICES TO ENSURE ‘FAMILY-FRIENDLY’ COMMUNITY

When asked whether a Musk-owned Twitter could be competition to TRUTH, Trump said that he feels it would be a positive development in the social media space.

A screengrab of former President Trump’s suspended Twitter page.

“I think it is good. We want liberty and justice and fairness in our country, and the more we can have open, the better,” Trump said. “But no, I don’t view that as a competition for what I am doing.”

“This is a platform for my voice. TRUTH is a platform for my voice and for my supporters,” Trump said. “But I want everybody to come over to TRUTH—conservatives, liberals, whatever.”

The former president said Twitter “became very boring because conservatives were thrown off or got off the platform when I left.”

“It became boring because there was no interaction,” Trump said. “The interaction on TRUTH has been amazing.”

He added: “We want everybody.”

TWITTER SAYS TRUMP WOULDN’T BE ALLOWED BACK ON PLATFORM EVEN IF HE RAN AGAIN FOR PRESIDENT

“TRUTH Social will be a voice for me,” Trump continued. “And that’s something nobody else can get.”

The former president would not comment on whether he has been in contact with Musk.

A source familiar told Fox News that Trump and Musk have a very good relationship and are friendly. The source cited Trump coming to Musk’s defense in 2018 after the Tesla CEO was charged with securities fraud over misleading tweets about a potential transaction to take Tesla private.

Musk, on Monday, tweeted:

“I hope that even my worst critics remain on Twitter, because that is what free speech means,” Musk tweeted.

Meanwhile, TMTG CEO Devin Nunes told Fox News Monday that TRUTH Social has an “uncancellable architecture now that is working flawlessly and lightening-quick.”

“What President Trump started with this company really is a movement, that has led us to a point where now Elon Musk is saying, hey, this is a problem,” Nunes said. “And we’re glad he is saying it is a problem.”

The topic of content moderation has come under scrutiny from critics on the right, who have argued that tech giants should no longer benefit from protections of Section 230 of the Communications Decency Act if they censor certain viewpoints.

President Donald Trump listens during a roundtable discussion on the Federal Commission on School Safety report, in the Roosevelt Room of the White House, Tuesday, Dec. 18, 2018, in Washington. (AP Photo/Evan Vucci)

The provision has been pivotal to the rise of today’s social media giants by allowing not only Internet service providers – but also Google, Twitter, Facebook, YouTube, and others –to be shielded from liability from content posted on their platforms by third parties, in most cases.

Section 230 of the Communications Decency Act currently states that “no provider or user of an interactive computer service shall be treated as the publisher or speaker of any information provided by another information content provider.”

Trump Media & Technology Group first launched in October. The company said last month that the partner has agreements for $1 billion in capital from institutional investors.

TMTG’s plan is to become a publicly listed company through a merger with the publicly traded Digital World Acquisition Corp., a special purpose acquisition company whose sole purpose is to acquire a private company and take it public.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transaction (the “Business Combination”) between Digital World Acquisition Corp., a Delaware corporation (“Digital World”), and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), contemplated by an Agreement and Plan of Merger, dated October 20, 2021 (the “Merger Agreement”). Digital World’s and TMTG’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination and a private placement to be consummated concurrently with the Business Combination (“PIPE”) may not be completed in a timely manner or at all, which may adversely affect the price of Digital World’s securities, (ii) the risk that the Business Combination may not be completed by Digital World’s deadline for an initial business combination and the potential failure to obtain an extension of deadline if sought by Digital World, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE, including the approval of the Merger Agreement by the stockholders of Digital World, (iv) the potential lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by Digital World stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the Business Combination, (viii) the effect of the announcement or pendency of the Business Combination or the PIPE on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of TMTG, (x) the outcome of any legal proceedings that may be instituted against Digital World or against TMTG related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the Securities and Exchange Commission (the “SEC”) or other regulatory authority relating to the Merger Agreement, the Business Combination or the PIPE and the impact they may have on consummating the Business Combination and PIPE, (xii) the timing of the roll-out of TruthSocial, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the ongoing COVID-19 pandemic and response, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, and (xviii) and those factors discussed in Digital World’s filings with the SEC and that that will be contained in the a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by Digital World from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Digital World and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of Digital World or TMTG gives any assurance that Digital World, TMTG, or the combined company, will achieve the expectations.

Participants in the Solicitation

Digital World and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Digital World in favor of the approval of the Business Combination. Securityholders of Digital World and other interested persons may obtain more information regarding the names and interests in the Business Combination of Digital World’s directors and officers in Digital World’s filings with the SEC, including the Registration Statement to be filed with the SEC, which will also contain the names and interests in the Business Combination of TMTG’s directors and officers. These documents can be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This communication hereto shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information About the Transactions and Where to Find It

In connection with the Business Combination and PIPE, Digital World intends to file with the SEC the Registration Statement, which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus. Digital World’s stockholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Digital World, TMTG, the Merger Agreement, the Business Combination and PIPE. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Digital World as of a record date to be established for voting on the Business Combination. Stockholders of Digital World will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Digital World Acquisition Corp., 78 SW 7th Street, Miami, FL 33130.